Exhibit 99.1

NEWS RELEASE

Toronto, March 5, 2025

Triple Flag Acquires Silver and Gold Streams on Arcata and Azuca

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announces that its wholly owned subsidiary, Triple Flag International Ltd., has acquired 5% silver and gold streams on each of the Arcata and Azuca mines in Peru operated by Sierra Sun Precious Metals S.A.C. (“Sierra Sun”) for total cash consideration of $35 million. All amounts are expressed in US dollars unless otherwise indicated.

“We are pleased to announce that we have acquired 5% silver and gold streams on the Arcata and Azuca mines in Peru from Sierra Sun, a well-established operator in the country,” commented Sheldon Vanderkooy, CEO. “Collectively, Arcata and Azuca are expected to have at least a 10-year mine life, with Sierra Sun targeting production to restart at Arcata in the near term. GEOs pursuant to the Streams are expected to rise over the course of the ramp-up to approximately 5 to 6 thousand GEOs per year by 2028. There is no step-down in stream rates. The Sierra Sun management team have extensive experience in Peru and have provided mining and engineering services to some of the top mining companies operating in the country. We believe that Arcata and Azuca are exciting precious metals restart and development opportunities, respectively, with excellent exploration upside, and we look forward to our partnership with Sierra Sun.”

Key Terms and Transaction Highlights

•	Precious metals streams with no step-downs in Peru. Triple Flag has the right to purchase 5% of payable silver and gold from each of the Arcata and Azuca mines (collectively, the “Streams”) for the life of the operations. There is no step-down in stream rates.

-	Triple Flag will make ongoing payments of 10% of the spot silver or gold price for each ounce delivered under the Streams.

-	The $35 million upfront deposit for the Streams was advanced on closing and the entirety of this upfront deposit will be used by Sierra Sun to restart Arcata, which is fully financed to commercial production, and advance Azuca.

-	Sierra Sun’s obligations under the Streams will be secured in favor of Triple Flag. Triple Flag will have a continuing security interest over the property, assets, and undertakings of Sierra Sun, including a mortgage over the mines.

-	Triple Flag and Sierra Sun will work together to identify social programs in the communities surrounding Arcata and Azuca to support with separate additional investment.

•	Near-term cash flow with an established operator. The Streams are expected to have at least a 10-year mine life, with annual GEOs forecast to ramp up to approximately 5 to 6 thousand GEOs per year by 2028.

-	Arcata is the core value driver for the Streams and is fully permitted for restart. Sierra Sun intends to restart the Arcata underground operation in multiple phases to generate cash flow for an ongoing ramp-up to steady state. The operator expects Arcata to commence production in the second half of 2025. We have not included any GEOs from Arcata in our 2025 guidance.

-	Separately, we anticipate production from Azuca to start by the end of 2029.

•	Significant exploration potential across a large land package in a proven mining district. The Streams cover the existing mining and exploration licenses for each of the Arcata and Azuca mines.

-	Arcata is a 34,827-hectare property, hosting an 8,751-hectare high-density vein district. Total concessions at Azuca are 13,492 hectares.

-	The Streams also provide for coverage of any other commercially economic minerals that may be discovered on the properties in the future on similar terms to silver and gold.

Asset Background

Arcata is a past operating underground silver and gold mine that was developed by Hochschild Mining PLC (“Hochschild”), with first silver concentrate produced in 1964. Current infrastructure at Arcata includes a 2,500 tpd concentrate processing plant, a 12 MVA power line, backup generators, camps and road access. In February 2019, Arcata was placed on temporary care and maintenance due to a low silver price environment. The silver price averaged approximately $16 per ounce through 2018 and 2019. Separately, Azuca is a satellite underground deposit located 116 kilometers north of Arcata by road, with ore expected to be trucked to Arcata for processing.

Sierra Sun acquired the 100%-owned Arcata and Azuca properties from Hochschild in a transaction that closed concurrently with the acquisition of the Streams and will now commence work to restart Arcata.

As of December 31, 20231, Arcata’s Measured and Indicated Resources totaled 2,138 thousand tonnes (834 thousand tonnes Measured; 1,304 thousand tonnes Indicated) at a grade of 523 g/t AgEq, containing 35.9 million ounces AgEq. Inferred Resources totaled 3,533 thousand tonnes at 465 g/t AgEq, containing 52.8 million ounces AgEq. As of December 31, 20231, Azuca’s Measured and Indicated Resources totaled 7,050 thousand tonnes (191 thousand tonnes Measured; 6,859 thousand tonnes Indicated) at a grade of 246 g/t AgEq, containing 55.7 million ounces of AgEq. Inferred Resources totaled 6,946 thousand tonnes at 237 g/t AgEq, containing 52.9 million AgEq.

About Sierra Sun

Sierra Sun is a private group headquartered in Lima, Peru and currently operates the Antapite and Sumaq Rumi mines. Antapite was acquired from Buenaventura in December 2016, with a 400 tpd processing capacity and an initial five-year life of mine. Sierra Sun restarted Antapite in June 2017. Since then, the plant has produced more than 90,000 ounces of gold and is reaching 1,000 tpd capacity with more than 10 years of remaining life. The management team of Sierra Sun have extensive experience in Peru, and also founded and manage GEMIN Associates and GEMIN Mining Construction, which have provided engineering and mining contractor services for leading companies and assets including Newmont and Glencore, as well as Triple Flag’s first investment, the Cerro Lindo mine.

Advisors and Counsel

Torys LLP and Rebaza Alcazar & De Las Casas acted as legal counsel to Triple Flag. Robert Giustra and Macroconsult (part of Grupo Macro) acted as financial advisors and Cuatrecasas Goncalves Pereira SLP acted as legal counsel to Sierra Sun.

1 Resources as of December 31, 2023. Prices used for resources calculation: $1,800/oz Au and $24.00/oz Ag (Au/Ag ratio of 75x). Mineral resources reported are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Refer to the Hochschild Mining PLC Annual Report & Accounts 2023 titled “Focused on the core business” and dated May 10, 2024, for further details.

Figure 1: Arcata Site Overview

Figure 2: Arcata Plant

About Triple Flag Precious Metals

Triple Flag is a precious metals streaming and royalty company. We offer financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 236 assets, including 17 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 30 producing mines and 206 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the closing of the acquisition of the stream interest, expectations with respect to the life of mine of the Arcata and Azuca properties, expectations with respect to the implementation and success of the start-up, ramp-up, continued production and social programs at the Arcata and Azuca properties, and additional developments in respect of the Arcata and Azuca properties. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the fourth quarter and full year of 2024 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

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